                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                   RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934


                         For the Month of December 2002


                       HARMONY GOLD MINING COMPANY LIMITED


                                   SUITE NO. 1
                                 PRIVATE BAG X1
                               MELROSE ARCH, 2076
                                  SOUTH AFRICA
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F   X     Form 40-F
                                    -----             -----

                (Indicate by check mark whether the registrant by
                furnishing the information contained in this form
               is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                 Yes       No X
                                    ----     ---

[HARMONY LOGO]
                          HARMONY GOLD MINING CO. LTD.
                                  NEWS RELEASE

-------------------------------------------------------------------------------


HARMONY COMMENCES TRADING ON THE
NEW YORK STOCK EXCHANGE (NYSE)

JOHANNESBURG - 27 NOVEMBER 2002 - Harmony Gold Mining Company Limited (NYSE:
HMY; JSE: HAR), the world's fifth largest gold producer, today announced that its American Depositary Receipts commenced trading on the New York Stock Exchange (NYSE) under the symbol "HMY." The Company's warrants also began trading on the NYSE under the symbol "HMYWS." No new shares were issued in connection with the listing.

This morning, in honour of the occasion, Ms. Pumzile Mlambo-Ngcuka, South Africa's Minister of Minerals & Energy and Mr. Bernard Swanepoel, Harmony's Chief Executive rang the NYSE traditional opening bell to mark the start of the trading day on Wall Street.

Mr. Khanya Motshabi, South Africa's Chief Executive NEF Department of Minerals & Energy, and Adam Fleming, Harmony's Chairman also attended the listing ceremony accompanied by other members of management and of the financial community.

"Harmony's listing on the prestigious NYSE marks a significant milestone in our growth and development and represents another step in our ongoing commitment to corporate governance and transparency," commented Bernard Swanepoel. "The NYSE listing will provide greater visibility and access to a wider investor base, while reducing volatility in the trading of our stock."


                                                   ...2/




ISSUED BY :
HARMONY GOLD MINING COMPANY LIMITED

FOR RELEASE AT 16:30
PM JOHANNESBURG
TIME ON WEDNESDAY
27 NOVEMBER 2002

FOR MORE DETAILS CONTACT:

BERNARD SWANEPOEL
ON +27(0)83  303 9922

OR

FERDI DIPPENAAR
ON +27(0)82 807 3684


INVESTOR RELATIONS
CORNE BOBBERT
TEL +27 11 684 0146
FAX +27 11 684 0188
CEL +27(0)83 380 6614


E-MAIL:
cbobbert@harmony.co.za
----------------------


WEB SITE:
www.harmony.co.za
-----------------

ISIN NO.:
ZAE000015228

JSE:       HAR
NYSE:      HMY


Disclaimer

This document includes certain information that is based on management's reasonable expectations and assumptions. These "forward-looking statements" include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future production, mine life, market conditions and costs. While management has prepared this information using the best of their experience and judgment, and in all good faith, there are risks and uncertainties involved which could cause results to differ from projections.

Cautionary Note to US Investors - The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this document, such as "resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our public filings with the SEC available from us at Harmony Gold Mining Company Limited, Suite Nr. 1, Private Bag X 1, Melrose Arch, 2076 South Africa, for the attention of: Mr. Ferdi Dippenaar, Commercial Director. You can also obtain these filings from the SEC by calling 1-800-SEC-0330.

"My partners at the Exchange and I are privileged to welcome Harmony to our listed company family," said Chairman and CEO of the NYSE, Dick Grasso. "Our goal is to provide the highest quality market possible for investors and qualifying issuers, and it is especially gratifying when an outstanding enterprise such as Harmony recognizes the benefits of a NYSE listing. We look forward to our new partnership with Harmony, and to serving the Company and its shareholders."

Minister Mlambo-Ngcuka commented: "We congratulate Harmony on their successful listing on the NYSE. South Africa remains an extremely attractive investment destination, with Harmony being the proof that value can be created for all stakeholders."

JP Morgan Chase Securities represented Harmony in this transaction and The Bank of New York acts as its Depositary Bank. Harmony selected Van der Moolen to represent it as its Specialist Firm on the NYSE.


ABOUT HARMONY GOLD MINING COMPANY LIMITED

Harmony is the world's fifth largest gold producer with a market capitalization of approximately US$2.3 billion. During the June 2002 quarter the company was the second most profitable gold producer, as measured by EPS per ounce produced.

Harmony's successful growth strategy and focus on cost reduction has created significant value for all stakeholders since it became an independent mining company in 1995. Through organic growth and the completion of 23 acquisitions to-date, Harmony increased its production base to an annualized 3.1 million ounces for fiscal year 2003, from approximately 580,000 ounces for fiscal year 1995. Additionally, by being unhedged, the Company is leveraged to changes in the gold price.

For the fiscal year ended June 30, 2002, cash operating profits increased year-on-year by 284% to R2,591 million (US$254 million), from R673 million (US$88 million). Over the same period, earnings per share increased year-on-year by 882% percent to 1 094 SA cents (US$1.07), from 112 SA cents (US$0.15 cents). A dividend of 500 SA cents (US$0.49 cents) per share was declared and paid for fiscal year 2002.

                                                                ...3/


Disclaimer

This document includes certain information that is based on management's reasonable expectations and assumptions. These "forward-looking statements" include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future production, mine life, market conditions and costs. While management has prepared this information using the best of their experience and judgment, and in all good faith, there are risks and uncertainties involved which could cause results to differ from projections.

Cautionary Note to US Investors - The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this document, such as "resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our public filings with the SEC available from us at Harmony Gold Mining Company Limited, Suite Nr. 1, Private Bag X 1, Melrose Arch, 2076 South Africa, for the attention of: Mr. Ferdi Dippenaar, Commercial Director. You can also obtain these filings from the SEC by calling 1-800-SEC-0330.

Based in South Africa, Harmony has operations in South Africa and Australia, as well as a highly prospective exploration program in South Africa, Australia, Peru and Russia.


For more information on the Company go to www.harmony.co.za



END




Disclaimer

This document includes certain information that is based on management's reasonable expectations and assumptions. These "forward-looking statements" include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future production, mine life, market conditions and costs. While management has prepared this information using the best of their experience and judgment, and in all good faith, there are risks and uncertainties involved which could cause results to differ from projections.

Cautionary Note to US Investors - The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this document, such as "resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our public filings with the SEC available from us at Harmony Gold Mining Company Limited, Suite Nr. 1, Private Bag X 1, Melrose Arch, 2076 South Africa, for the attention of: Mr. Ferdi Dippenaar, Commercial Director. You can also obtain these filings from the SEC by calling 1-800-SEC-0330.

                                   SIGNATURES



        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  December 3, 2002


                                    Harmony Gold Mining Company Limited


                                    By:  /s/ Frank Abbott
                                       ----------------------------------------
                                    Name: Frank Abbott
                                    Title:   Chief Financial Officer